FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                              SECURITIES ACT FILE NO. 333-114886

Set forth below is a transcript of the interim earnings conference call made today by Kerr-McGee Corporation. It contains information related t the merger of Kerr-McGee Corporation and Westport Resources Corporation.

     Date/Time of Call:  June 23, 2004 at 10:00 a.m.

     Speaker:  Rick Buterbaugh

     Thank you, Ann Marie, and good morning. Today's call will update previous estimates provided by the company and will contain forward-looking statements. Please note that actual results or events may differ materially from our expectations or projections. Information concerning factors and risks that could cause material differences is identified in the Risk Factors section of the company's Annual Report on Form 10-K and other SEC filings.

     On Friday, June 25, 2004, Kerr-McGee and Westport Resources will conduct special meetings of each company's shareholders to vote on the pending merger of the two corporations. We are confident of shareholder approval of the merger and anticipate closing the transaction the same day.

     The Westport transaction will add quality development and exploration opportunities in our U.S. core areas, increase the growth rate of our production profile and lower the risk of the production profile with the addition of at least 2,500 quality development opportunities for the existing proven undeveloped, probable and possible resource base. Also, these assets will provide an opportunity for us to create value through the use of our tight-gas development expertise in areas such as Greater Natural Buttes.


     Upon closing, Westport's operations will be consolidated with Kerr-McGee's. Therefore, we expect to reflect five days of Westport's activities in Kerr-McGee's second-quarter results. Since we expect to issue approximately 49 million new shares in connection with this transaction, Kerr-McGee's total outstanding shares will increase to approximately 150 million. For second-quarter earnings per share calculations, we expect to use a weighted average of approximately 103 million shares to calculate basic earnings and a weighted average of 113 million shares for the diluted calculation which assumes the conversion of Kerr-McGee's 5 1/4% convertible debentures into approximately 10 million shares. Keep in mind that when doing this conversion, you also add back to earnings the after-tax interest on the convertible debt of about $5.3 million for the quarter.


     Kerr-McGee's balance sheet at the end of the second quarter will reflect the full impact of the Westport transaction. Therefore, Kerr-McGee's long-term debt will increase to reflect the assumption of the Westport debt and stockholder's equity will reflect the new share issuance. You should note that Westport did redeem their 6 1/2% convertible preferred stock on June 21. Kerr-McGee still expects to achieve a year-end debt-to-capital ratio of approximately 42%.

     Kerr-McGee also anticipates issuing long-term senior unsecured debt to refinance the 8 1/4% subordinated notes of 2011 from Westport. This transaction is expected to be completed following the closing of the merger.

     A joint-company transition team has been in place since the merger announcement to coordinate the integration of Westport's assets, processes and personnel into Kerr-McGee. We are in the process of finalizing organizational changes in our U.S. onshore and Gulf of Mexico operations that will allow for the most efficient management of these properties, taking full advantage of the expertise from each company. We are confident that we will realize at least $40 million of synergies from this merger within one year of closing.

     In our exploration and production unit, total production volumes continue to be on-track. Our major developments projects remain on or ahead of schedule. First production from our Red Hawk field is still expected in July and first oil from Bohai Bay is expected in mid third quarter. Our expectations of average daily volumes for the year remain in the range of approximately 306,000 to 323,000 barrels of equivalent.

     Second-quarter projections for oil production remain in the range of 130,500 to 136,500 barrels per day. Second-quarter natural gas production is expected in the range of 735 million - 785 million cubic feet per day, with about 85% of this volume coming from the U.S. With these volumes, we believe the range for total production for the second quarter to be 253,000 to 267,300 barrels of equivalent per day which unchanged from the last call.

     A detailed quarterly breakout of expected production volumes for 2004 by product and by region is available on the company's website at kerr-mcgee.com under guidance and hedging information in the investor relations section.

     For the second quarter to date, benchmark NYMEX prices for WTI and Brent have averaged approximately $38.45 and $35.30 per barrel, respectively. This is up nearly $3.20 per barrel for WTI and up nearly $4.00 per barrel for Brent, relative to their first-quarter averages. You will recall that we have hedged about 75% of our projected second-quarter U.S. oil volumes at an average WTI price of $28.23 per barrel and about 85% of our second-quarter North Sea oil volumes at an average Brent price of $26.27 per barrel.

     For reference, the NYMEX gas prices have averaged about $6.15 per millions Btu for the second quarter to date, which is up more than $0.40 per millions Btu versus the first-quarter average. About 80% of our total projected second-quarter U.S. gas volumes are hedged with fixed-price swaps at $4.74 per millions Btu versus the collars that were in place during the first quarter.

     The company has not added any additional incremental hedges since the last update. A detailed listing of outstanding oil and gas hedges for Kerr-McGee, the hedges associated with the Kerr-McGee/Westport merger and Westport's existing hedges are available under guidance and hedging information in the investor relations section of Kerr-McGee's website.

     Oil and gas marketing revenue is expected to be approximately $85 million dollars for the second quarter, primarily associated with our operations in the Rocky Mountain area. There will also be a corresponding offset in marketing - gas purchase costs, and therefore, no significant impact on operating profit is expected from these activities.

     Our expectation for total production costs for the second quarter is about $4.40 per barrels of equivalent. This includes about $3.70 per BOE of lease operating expense. Unit leasing operating expense by region on a barrel of equivalent basis includes about $2.70 for the U.S. Onshore region, $3.05for the gulf and $5.40 in the North Sea. For the year, including six months of the Westport properties, total unit LOE is projected at $3.75. With the added onshore properties from Westport, we anticipate unit production taxes to increase during the second half of the year to approximately $1.20 per barrels of equivalent and average about $1.00 per barrels of equivalent for the entire year.

     Unit   transportation   costs  in  the  second  quarter  are  projected  at
approximately $1.10 per barrels of equivalent. E&P G&A is expected to be approximately $33 million.

     Our expectation for second-quarter unit depreciation and depletion charges for oil and gas activities remains at about $6.80 per barrels of equivalent. Second-quarter accretion expense for future abandonment is estimated to be about $7 million dollars. As a result of the transaction with Westport, Kerr-McGee will record Westport's assets and liabilities at fair value as of the acquisition date. Consequently, the depreciation and depletion rate for E&P on a combined basis is projected to increase to approximately $8.00 per barrels of equivalent for the second half of the year.

     Second-quarter exploration expense is projected to be approximately $60 million. As a reminder, Kerr-McGee utilizes the more conservative successful efforts accounting method which immediately expenses the cost of non-commercial wells. Therefore, the ultimate outcome of wells currently in process could have an impact on the amount of exploration expense reported for the quarter. Wells deemed as non-commercial prior to the company filing its Form 10-Q with the SEC could increase the projected expense. Total 2004 exploration expense is now projected at about $340 million dollars which includes about $70 million of non-cash charges associated with the amortization of non-producing leasehold costs. Total annual exploration expense includes the addition of expected Westport activity for the second half of the year.


     On the Garden Banks 244 prospect, we are currently setting pipe at approximately 22,800 feet total vertical depth before drilling ahead to a planned depth of approximately 25,000 feet.

     In our international program, our second well in Brazil has now spud. This well on the deepwater BM-ES-9 block at the Tartaruga Verde prospect is located in about 8,700 feet of water and is expected to drill to approximately 19,000 feet to test a cretaceous objective. Kerr-McGee participates with a 50% working interest in this prospect. Our first well in Morocco has spud on the Rak prospect located in approximately 6,400 feet of water on the Cap Draa block. Kerr-McGee participates in this well with an 11.25% working interest however our dry-hole exposure is limited to $5 million dollars.

     We are also continuing an active exploitation program. In our U.S. Onshore region, at the Wattenberg field in Colorado, we have performed 170 projects since the first of the year. Of these projects 113 were new drills, 23 were well deepenings and 34 were recompletion projects including refracs and tri-fracs. The fifth-spot program is an integral part of our new drill program. As a reminder, each of these new wells offers the future potential for a refrac and tri-frac and adds to our inventory of literally thousands of projects in the area. The Wattenberg exploitation program is on target to complete 300 projects in 2004. As previously mentioned, additional recovery strategies are being developed to further enhance the value from the Wattenberg asset. These are examples of the type of activities that we expect to capitalize on in the Greater Natural Buttes area.

     In the U.K. North Sea, a three-well development drilling program around the Gryphon field has yielded very encouraging results. As previously discussed, the first well tested at a gross rate of 6,500 barrels of production per day and we have now tested the second well at a rate of 5,200 barrels of production per day. The third well in the program has reached total depth and has encountered more than 800 feet of quality pay in the horizontal section. This well will be tested this week. All three wells will be tied back to the Gryphon FPSO and first production is expected in the third quarter. The results of this development program strongly support our decision to acquire an additional 25% working interest in the field during 2003. Kerr-McGee operates the Gryphon field with an 86.5% interest.

     The new waterflood redirection program for the Janice field is progressing. This activity is expected to result in higher recoveries from the Fulmar formation and yield higher oil rates. Additional development drilling is being evaluated to fully exploit this new strategy. If successful, this could reduce or eliminate capital for injection wells in this area.

     As I mentioned earlier, each of our major developments remains on or ahead of schedule and within budget. At the Gunnison field, production uptime and operating efficiency from the spar have exceeded expectations since start-up last December. Six wells have been brought online including three subsea and three dry-tree completions. Through May of this year, we have already produced more than one million barrels of oil and 20 BCF of gas.

     One subsea well has recently been shut-in due to excessive sand production. A semi-submersible drilling rig has been scheduled to re-complete this well and we expect production to be re-established in the third quarter. We have also temporarily suspended completion activities on one well which encountered a tar streak. Diagnostic work is under way to establish the exact composition of the tar and the required adjustments to the completion design and production plan for the well. We are confident in our ability to rapidly adapt and execute our plans to address these challenges while maintaining strong focus on optimizing field value.

     Remaining dry-tree well completions at Gunnison are expected to be concluded by year-end which will result in total production in the range of 20-30 million barrels of production per day and 140-180 MMCF/D. Kerr-McGee operates Gunnison with a 50% working interest.

     The Red Hawk project remains on schedule with first production expected in July. We have received our certification of inhabitance from the U.S. Coast Guard and commissioning activities continue for the world's first cell spar. The two subsea wells are already completed and tied back to the facility. Located on Garden Banks 877 in 5,200 feet of water, Red Hawk will become Kerr-McGee's deepest producing facility which we operate with a 50% working interest. Future activities include potentially drilling one more well in the Red Hawk field and exploration of nearby satellite opportunities, which would be subsea tiebacks to the cell spar.

     Construction of the truss spar's hull and topsides for our 100%-owned Constitution development remains on schedule. Design modifications to increase the topsides' oil processing capacities from 40,000 to approximately 70,000 barrels per day are under way to support the satellite discovery of the Ticonderoga field located just five miles to the south. With resources estimated in the range of 30 - 50 million barrels of equivalent, Ticonderoga adds significant value to an already robust project. Kerr-McGee operates this satellite with a 50% working interest. The addition of Ticonderoga will not impact first production from the Constitution field which is expected late in the second quarter of 2006.

     In China, the Bohai Bay development continues ahead of schedule. The FPSO, called the Kerr-McGee Global Producer VIII, is on location and is being connected to the single-point mooring system. Following final commissioning of the facilities, we expect to begin production in the next 4-6 weeks - well ahead of schedule. Production will come from just one well initially to fully test the facilities prior to ramping up production.

     Development planning is ongoing for other discoveries in Bohai Bay on the 04/36 block including the CFD 11-3, CFD 11-5 and CFD 11-6 fields, each operated by Kerr-McGee with a 40% interest. Development planning is also ongoing for three discoveries on the adjacent 05/36 block including the CFD 12-1 and CFD 12-1S fields which are operated by Kerr-McGee with a 25% interest. Each of these discoveries is a candidate to be tied back to the Kerr-McGee Global Producer VIII facility. The Bohai Bay area continues to enhance value and become a core play for Kerr-McGee.

     Development planning for our recent North Sea discoveries at James, Donan and Affleck are each progressing. James is being developed as a subsea tieback to our Janice facility with first production expected in early 2005. First oil from Donan and Affleck are expected in mid 2006.

     Today I would also like to update you on activities at several of our other major fields. Although these projects have been online for several years they still add significant value and provide additional opportunities for our company.

     The Neptune field has been on line since March, 1997 from the world's first production spar located on Viosca Knoll block 826 in 1,950 feet of water. The field and its satellites have now produced 46 million barrels of oil and 65 billion cubic feet of natural gas totaling 56 barrels of equivalent excuse me, 56 million barrels of equivalent. Production from the spar is presently averaging about 11,000 barrels of oil per day and 50 million cubic feet of natural gas per day. The production is derived from 11 dry-tree wells on the spar and four subsea wells.

     The Neptune field continues to surpass our expectations for performance. The original project was sanctioned in October, 1994 on a gross proven reserve base of 35 million barrels of equivalent and a gross proven plus probable resource base of more than 60 million barrels of equivalent. Following the phase I development drilling, the addition of the Viosca Knoll 825 wells, the phase II development drilling, production performance, and now the Viosca Knoll 869 satellites, we are now expecting to produce more than 85 million barrels of equivalent of gross proven and probable resources, a 40% increase from initial expectations.

     The value of the Neptune facility continues to be enhanced with the pending addition of third-party processing revenues from the Swordfish development. Partners in the Swordfish field have announced that they will utilize the Neptune spar as the processing hub for their approved development. First production from Swordfish is expected across Neptune during the first half of 2005. We also continue to have satellite development opportunities around the field. We will spud the Viosca Knoll 869 #2 well, a potential subsea development well to the Neptune spar, in the third quarter.

     The Nansen field has been on line since January, 2002 from the world's first truss spar located on East Breaks block 602 in 3,700 feet of water. Kerr-McGee operates this field and the Nansen area with a 50% working interest. The Nansen field and its Navajo satellites have now produced 22 million barrels of oil and 135 billion cubic feet of natural gas totaling 45 million barrels of equivalent. Payout from the project has already been achieved. Production through the spar is averaging about 30,000 barrels of oil per day and 165 million cubic feet of natural gas per day. The production is derived from nine Nansen dry-tree wells on the spar and six subsea wells of which three produce the Nansen field and three produce the Navajo satellites.

     The Nansen field has surpassed all of our expectations for performance. The original project was sanctioned in June, 2000 on a gross proven reserve base of 55 million barrels of equivalent and a gross proven plus probable resource of approximately 120 million barrels of equivalent. Following the development drilling, the addition of the Navajo satellites, and better than anticipated production performance we are now expecting to produce more than 200 million BOE of gross proven and probable resources.

     Operations uptime and efficiency have exceeded expectations with the Nansen spar and well availability is exceeding 97%. Individual wells and reservoirs have generally performed well above expectations with some compartmentalization seen in a few of the reservoirs. Development drilling plans were altered to overcome the compartmentalization and have proven successful.

     Upcoming activities in the Nansen field area include planned recompletions of several of the dry-tree wells and of one the Navajo subsea wells. Additional satellite drilling is under evaluation as spar capacity and field operations allow.

     The Boomvang field has been on line since June, 2002 from a truss spar located on East Breaks block 643 in 3,650 feet of water. The truss spar produces the North Boomvang field with five dry-tree wells, the East Boomvang field with three subsea wells, and the West Boomvang field area with one subsea well. Kerr-McGee operates the area and holds a 30% interest in most of the wells. The area has produced more than 18 million barrels of oil and more than 100 billion cubic feet of natural gas totaling about 35 million barrels of equivalent since inception and payout has occurred. The current production rate is about 30,000 barrels of production per day and 98 million cubic feet per day. Recently, the East Breaks 688 #8 subsea well did experience a failure on the subsurface safety valve. The well was shut-in in accordance with Kerr-McGee's environmental policy until the valve can be repaired, which is expected in early July. Gas production from this well is expected to be restored at 35 million cubic feet per day when the valve is repaired.

     The Boomvang area has also surpassed our performance expectations since sanctioning. Our current expectations are for nearly 80 million barrels of equivalent gross proven and probable resources. Reservoir performance on a well by well basis has met expectations except in the West Boomvang area where early water breakthrough in the East Breaks 642 #1 well and 686 #2 wells occurred. The East Breaks 642 #1 well was sidetracked up-dip and the well's production has been re-established at 20 million cubic feet per day. Remedial action on the East Breaks 686 #2 well is not justified at this time.

     Operations availability of the spar and dry-tree wells has exceeded 97%. The Boomvang spar has been recognized by a major co-venturer as one of the most efficient and dependable producing platforms in their deepwater portfolio.

     The future plans for the Boomvang area include a recompletion of one of the East Boomvang wells, subsea tiebacks of two additional satellite wells located in East Breaks blocks 598 and 599 north of the platform during the third quarter, as well as the evaluation of other satellite opportunities in the 2004-2005 timeframe as space and capacity are available.

     Projects such as Neptune, Nansen and Boomvang are just several examples of the quality and flexibility of Kerr-McGee's production and exploitation programs which have enabled us to continue to achieve our goals and deliver results within our guidance ranges. We are very excited about the additional opportunities that will come as a result of our merger with Westport Resources. We are confident that the added breadth, depth and balance that these properties bring to Kerr-McGee will further enhance our exploration and production program.

     In our chemical unit, we are continuing to see evidence of an improving market for titanium dioxide pigment. Previously announced price increases for TiO2 sales in the Americas and Southeast Asia are solidifying and demand is in line with our seasonal expectations. Favorable weather conditions continue to help the architectural coatings market and sales to plastics manufacturers are also improving. Greater demand for pigment, particularly for chloride-process product, has kept our plant utilization rates above 90%. However, the markets in Europe and for many sulfate-based products continue to be soft relative to the other markets. As a result of these generally improving trends, we are increasing our guidance for second-quarter operating profit from our total chemical activities into the range of $11 - $13 million dollars.


     Commissioning of our recently installed high-productivity oxidation line at our chloride-process pigment plant in Savannah, GA continues. We are on track to complete these activities by year-end. If this process proves successful, it is expected to have a notable impact on reducing the operating complexity of our plants.

     The corporate portion of general and administrative and other costs are expected to be about $30 million on a pre-tax basis in the second quarter. These amounts exclude the impact of gains or losses on foreign currency and derivatives, which can not be determined prior to quarter-end. Loss on equity investments is expected to be about $8 million dollars. Net interest expense for the quarter is expected at about $54 million dollars.

     A replay of this call will be available temporarily through the company's website and can be accessed at kerr-mcgee.com. Actual second-quarter results will be released on July 28, 2004, and we will host a conference call at 11:00 a.m. eastern that same day. Details about this and future interim calls, as well as information on upcoming presentations by members of the company's senior management team, will be posted on the company's website.

     Thank you for your time and interest in Kerr-McGee this morning. This concludes our call.


                           IMPORTANT LEGAL INFORMATION

THIS CONFERENCE CALL IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

     INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

     Kerr-McGee Corporation has filed a Registration Statement on Form S-4/A with the U.S. Securities and Exchange Commission (SEC) containing a definitive joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport with the SEC at the SEC's website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn:
Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

     Kerr-McGee, Westport and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport. Information regarding Kerr-McGee's and Westport's respective directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4/A filed with the SEC on May 18, 2004.